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                             November 5, 2020

       David Baszucki
       President and Chief Executive Officer
       Roblox Corporation
       970 Park Place
       San Mateo, California 94403

                                                        Re: Roblox Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
9, 2020
                                                            CIK No. 0001315098

       Dear Mr. Baszucki:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1.                                                   We note that Mr.
Baszucki and his affiliates will hold all outstanding shares of your
                                                        Class B common stock
following the offering. Please tell us if, after the offering, the company will be a
"controlled company" under the definition of the stock exchange on which you plan to list
your Class A common stock. If so, disclose this fact on the cover page and include
appropriate risk factor disclosure, including a discussion of whether you intend to take
advantage of any exemptions from the corporate governance rules that are available to a
controlled company.
 David Baszucki
FirstName LastNameDavid Baszucki
Roblox Corporation
Comapany 5,
November  NameRoblox
             2020       Corporation
November
Page 2    5, 2020 Page 2
FirstName LastName
Prospectus Summary, page 1

2. You state that as of June 30, 2020 there were over 15 million experiences on Roblox. You also refer to over 5 million developers and creators and state that over 850 developers earned $10,000 and over 200 creators earned over $100,000 during the 12 months ended
         June 30, 2020. Lastly, you state that your human review team evaluated over 40 million assets during the six months ended June 30, 2020. Please revise here to define what you mean by the terms experience, developer, creator and assets.
Risk Factors
The success of our business model is contingent upon our ability..., page 24

3. Please disclose the percentage of your users who are under the age of 13.
Dilution, page 74

4. Please provide us with your calculations that support the ($258) historical net tangible book value at June 30, 2020. Also, it appears that your historical per share book value is calculated based on the pro forma number of outstanding Class A shares. Please explain why or revise your disclosures as necessary.
Non-GAAP Financial Measures, page 79

5. Please revise to remove the adjustments for change in deferred revenue and change in deferred costs of revenue from your Adjusted EBITDA measure as these adjustments result in a measure that reflects individually tailored recognition methods. Refer to
         Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
6. We note that you present free cash flows without presenting the most directly comparable
         GAAP measure with equal or greater prominence. Please revise to include operating cash flow in your Selected Consolidated Financial and Other Data table. Refer to Question
         102.10 of the Non-GAAP Compliance and Disclosure Interpretations. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 84

7. You state that earned Robux can be converted into U.S. dollars at an exchange rate of 1
         Robux to $0.0035. Please revise to clarify, if true, that if Robux are instead reinvested in creator tools or used to purchase goods in other user worlds, such amounts are also valued at a similar exchange rate. Also, explain how the exchange rate was determined and clarify whether it is subject to change and, if so, how and when. Similar revisions should be made in your Business section disclosures.
Comparison of the six months ended June 30, 2019 and 2020
Revenue, page 99
 David Baszucki
FirstName LastNameDavid Baszucki
Roblox Corporation
Comapany 5,
November  NameRoblox
             2020       Corporation
November
Page 3    5, 2020 Page 3
FirstName LastName
8. You indicate that the changes in revenues between the six months ended June 30, 2019 and June 30, 2020 and the year ended December 31, 2018 and December 31, 2019 were due to an expansion of your user base. Please tell us the number of paying users for each period presented. Considering you generate substantially all of your revenue from paying users, please revise to include this information or explain why you do not consider this to be a key performance measure in analyzing your revenue. At a minimum, include a discussion here of the increase for each period in the number of paying users as well as the percentage of the increase attributable to new paying users versus existing paying users. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-
         8350.
Business
Overview, page 121

9. We note references to both Dev Services and Roblox Services in Section 5 of the Roblox
         Terms of Use available on your website. Please clarify for us the difference between these services and revise your disclosures as necessary.
China Joint Venture, page 148

10. Please briefly describe the PRC regulatory requirements Tencent that must meet in order to operate Luobulesi in China and provide an approximate timeframe for when you expect
         Luobulesi will begin operations in China.
Certain Relationships and Related Party Transactions, page 160

11. We note that Anthony P. Lee, a member of your board of directors, is affiliated with Altos
         Ventures Management, which beneficially owns 24.1% of your Class A common stock.
         Please disclose whether Anthony Lee was appointed to the board in connection with any shareholder agreement and whether he will continue to serve as a director after the offering.
Principal and Selling Stockholders, page 166

12. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Index Ventures.
Description of Capital Stock
Exclusive Jurisdiction, page 175

13. We note that your forum selection provision identifies the federal district courts of the
         United States of America as the exclusive forum for claims arising under the Securities
         Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 David Baszucki
FirstName LastNameDavid Baszucki
Roblox Corporation
Comapany 5,
November  NameRoblox
             2020       Corporation
November
Page 4    5, 2020 Page 4
FirstName LastName
         regulations thereunder.
Note 1. Overview and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

14. We note you offer Roblox Premiums subscriptions that include discounted Robux, access to exclusive in-experience benefits, exclusive and discounted marketplace items and the ability to buy, sell, and trade certain Avatar items. Please tell us how you account for these items. Describe for us the terms of these arrangements including any cancellation provisions. Also tell us the amount of revenue earned from your subscriptions for each period presented and to the extent material, revise here to include a discussion of these arrangements.
15. Please tell us how you determined that your obligations to make available the virtual currency, associated virtual good, and the online experience are one performance obligation and expand your disclosures accordingly. Also, explain how you determined that an obligation exists at the time the virtual currency is purchased rather than when such currency is used to purchase the virtual good that is used in the online experience.
         Lastly, tell us the average time between when virtual currency is purchased and when it is converted into a virtual good. Refer to ASC 606-10-25-19 through 25-22.
16. Please explain to us why revenue is recognized over the average lifetime of a paying user rather than over the average life of a specific game or virtual good. In your response, tell us and revise your disclosures as necessary to address the following:
             Whether a virtual good can be used across multiple games or whether such good is limited to a specific game or developer;
             Whether virtual goods are generally purchased within only a few games; and
             How you consider the nature of the good (e.g. consumable or durable) in determining the period of recognition.
17. Please tell us how you determined that revenue from virtual goods provided to users should be recorded on a gross basis and revise your disclosures as necessary. Specifically discuss how you considered the terms of use agreed to with developers. In this regard, it appears from Section 5 of your Terms of Use Agreements available on your website that users are acquiring services from developers, the terms of the transaction is between users and developers with the company acting as a facilitator, the company is not responsible for resolving disputes between users and developers and the company may deduct Robux from developers to resolve issues. Refer to ASC 606-10-55-36 through 55-40.
18. Please tell us and expand your disclosures to explain how you determined you are the principal in the arrangements with the third-party online distribution channels and include your related policy.
Deferred Cost of Revenue, page F-12

19. Please clarify whether there are transactions for which payment processing fees incurred
 David Baszucki
Roblox Corporation
November 5, 2020
Page 5
       in subsequent sales are not commensurate with the fees incurred for an initial sale. If so, tell us how you account for such fees and expand your disclosures accordingly.
Developer Exchange Fees, page F-14

20. We note that developers and creators are able to exchange their accumulated earned
       Robux for real-world currency under certain conditions. Please revise here, and in the forepart of the filing, to include a discussion of the conditions under which Robux can be exchanged for real world currency. In addition, disclose your accounting policy for situations where a developer or creator is not permitted to exchange Robux for real-world currency.
Note 8. Stock-based Compensation, page F-25

21. Please provide us with a breakdown of all stock-based compensation awards granted to date in fiscal 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
       Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.
General

22. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Baszucki
                                                             Division of
Corporation Finance
Comapany NameRoblox Corporation
                                                             Office of
Technology
November 5, 2020 Page 5
cc:       Michael E. Coke
FirstName LastName